UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-28074

CUSIP NUMBER 803062108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12B-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION

Sapient Corporation Full Name of Registrant

Former Name if Applicable
25 First Street
Address of Principal Executive Office (Street and Number)
Cambridge, MA 02141
City, State and Zip Code
PART II — RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and
(b)	The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
Sapient Corporation (the “Company”) is conducting an internal review of its stock-based compensation grant practices. The review, which began in July 2006 and is being performed under the direction of the Audit Committee of the Company’s Board of Directors (“Audit Committee”), is not yet completed. The review was initiated internally at the Company and not in response to any inquiry by regulators. The Company anticipates that the review will be completed within the fourth quarter of 2006. As a result of the review, the Company did not file a Form 10-Q for the period ending June 30, 2006 and filed a corresponding Form 12b-25 on August 10, 2006.

Additionally, the Company reported in a press release dated October 16, 2006 and in a related Current Report on Form 8-K that although the stock-based compensation investigation is not yet complete, the Audit Committee has identified stock option grants that had incorrect measurement dates and were not appropriately accounted for. These options were awarded principally during the period from 1997 through 2001. The Company further reported that in light of these preliminary findings, management has concluded, and the Audit Committee agrees, that the Company will need to restate its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. However, the Company noted that it has not yet completed its assessment of materiality for each prior period, nor has it determined the full amount of any such charges, the resulting tax and accounting impact, or which periods may require restatement. The Company will complete its analysis as soon as practicable after the Audit Committee concludes the investigation. The Company communicated that its financial statements and all earnings and press releases and similar communications issued by it relating to periods beginning January 1, 1997 should therefore not be relied upon. The Company continues to proactively inform the SEC of the status of the investigation.
Management has not yet assessed the impact any control deficiencies that may be identified in the internal review may have on the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The Company is not in a position to complete the preparation of the financial statements required to be included in its Quarterly Report on Form 10-Q for the period ended September 30, 2006.
The Company expects to file the Form 10-Q for the period ending September 30, 2006 as soon as is practicable after the internal review and any required restatements are complete. However, such review will not be complete in time to file the Company’s Form 10-Q on or before the fifth calendar day following its original due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Joseph S. Tibbetts, Jr.	(617)	621-0200

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑
Form 10-Q for the period ending June 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there? Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As disclosed in Part III above, because the Company’s review of its stock-based compensation grant practices is not yet complete, any impact of the investigation on stock-based compensation charges and related tax matters in the Company’s financial statements has not yet been determined. The Company does not anticipate being able to estimate the degree to which any such charges may affect current period results as compared to the prior period’s results until the completion of its review.
On October 16, 2006, the Company disclosed in a press release and related Current Report on Form 8-K that it expects revenues for the third quarter ended September 30, 2006 to be at or exceed the upper end of the prior revenue guidance of $100 million to $104 million. The Company did not provide, and has not subsequently provided, additional information concerning its financial results for the third quarter of 2006. The Company does not expect to report earnings until the conclusion of the investigation [Note: the following phrase has been deleted: “and after determining the extent to which historical financial statements needs to be restated.”]
This Notification of Late Filing contains forward-looking statements that involve a number of risks and uncertainties. There are a number of factors that could cause actual events to differ materially from those indicated. Such factors include, without limitation, the continued acceptance of the Company’s services, the Company’s ability to accurately set fees for and timely complete its current and future client projects, its ability to successfully manage risks associated with its international operations, its ability to manage its growth, and projects effectively, and its ability to continue to attract and retain high quality employees, as well as other factors set forth in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission.
Sapient Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By:	/s/ Kyle A. Bettigole
		Name:	Kyle A. Bettigole
		Title:	Corporate Counsel and Assistant Secretary